SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)
41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Voluntary Dismissal Program has 1,437 Adhesion Effectiveness

COPEL (“Company”), a company that generates, transmits, distributes and sells energy, in continuation with Notice to the Market nº 20/23, of August 24, 2023, informs its shareholders and the market in general of the results of the Voluntary Dismissal of 2023 (“PDV” or “Program”), provided for in the Collective Bargaining Agreement – ACT 2022/2024, in which 1,437 adhesions were made, based on an assessment that considered the financial aspects and the maintenance of its operations.

The estimated cost of compensation is R$441 million. Additionally, each employee covered will also receive the amount of the FGTS fine, in addition to the monthly subsidy relating to the health plan and food assistance, for a period of 12 months. Therefore, the total estimated cost of the program, including compensation and additional costs, is R$610 million, which will be recognized in 2023. The cash disbursement of the compensation and FGTS fine will be made at the time of each employee's dismissal.

The estimated annual savings, on the current basis, is R$428 million from the layoffs, which will occur during a transition period until August 2024, with exceptions that will be evaluated by the Company in order to guarantee the organization's knowledge management. The selection criteria for effecting memberships considered the decreasing ranking of the sum of age and time in the company until reaching the financial and operational limit.

Copel reinforces its commitment to quality provision for all its services, preserving the sustainability of its business and maintaining its operations linked to the national electricity system.

The program is an integral part of strategic management to create value, accelerate digital transformation and represents another step in the continuous improvement of operational efficiency.

Curitiba, October 18, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 18, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.